UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)   *

Lee Enterprises, Incorporated
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
523768109
(Cusip Number)
Yedi Wong Lonestar Capital Management, LLC One Maritime Plaza, Suite 1105 San Francisco, California 94111 (415) 362-7677
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
October 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 14 Pages
Exhibit Index Found on Page 13

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
            **        The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 14 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cottonwood Capital GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 14 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Capital Management LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**            The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 4 of 14 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerome L. Simon
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
 **         The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 14 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yedi Wong
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
 **         The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 14 Pages

Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Lee Enterprises, Incorporated (the “Company”).  The Company’s principal offices are located at 201 N. Harrison Street, Ste. 600, Davenport, Iowa 52801.

Item 2.  Identity and Background.

      (a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Lonestar Partners, L.P., a Delaware limited partnership (“Lonestar”), with respect to the Shares held by it;

(ii)	Cottonwood Capital GP LLC, a Delaware limited liability company (“Cottonwood”), the general partner of Lonestar, with respect to the Shares held by Lonestar;

(iii)	Lonestar Capital Management LLC, a Delaware limited liability company (“LCM”), the investment adviser to Lonestar, with respect to the Shares held by Lonestar;

(iv)	Jerome L. Simon (“Simon”), a United States citizen, a member of Cottonwood and the managing member of LCM, with respect to the Shares held by Lonestar; and

(v)	Yedi Wong (“Wong”), a United States citizen, a member of Cottonwood and the chief financial officer of LCM, with respect to the Shares held by Lonestar.

      (b)           The address of the principal business office of the Reporting Persons is One Maritime Plaza, Suite 1105, San Francisco, California  94111.

      (c)           The principal business of Lonestar is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of Cottonwood is to act as the general partner to Lonestar. The principal business of LCM is that of a registered investment adviser.  The principal business of Simon is serving as a member of Cottonwood and as the managing member of LCM. The principal business of Wong is serving as a member of Cottonwood and as the chief financial officer of LCM.

      (d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 14 Pages

      (f)           The citizenship of each of the Reporting Persons is set forth above.

Item 3.  Source and Amount of Funds and Other Consideration.

      The net investment cost (including commissions) for the Shares held by Lonestar is set forth below:

Shares Held	Approximate Net Investment Cost
3,000,000	$8,683,649.90

      The consideration for such acquisitions was obtained from working capital.

Item 4.  Purpose of the Transaction.

      The purpose of the acquisition of the Shares is for investment. Such acquisition was made in the ordinary course of the Reporting Persons’ business and not for the purpose of acquiring control of the Company.

      Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of its Shares or such other securities, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Shares or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

      Also, consistent with their investment intent, certain Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company, regarding the Company. Such communications may concern, without limitation, the Company’s operations, financial performance, capital structure and cash flow.

      LCM commends management for generating significant operating cash flow in a difficult industry environment. LCM applauds the significant deleveraging that has taken place since the Company’s emergence from bankruptcy in January 2012, and believes that the Company has good prospects for further deleveraging.  However, LCM believes cash interest expense is overly onerous in light of the Company’s strong operating performance.  The current capital structure was put in place at the end of the Company’s bankruptcy when the Company’s operating prospects were less certain and its access to capital was very constrained.  LCM believes the Company is now in a position to address aspects of its capital structure and therefore encourages management to explore a variety of financing options that would result in a greater portion of free cash flow accreting to shareholders rather than servicing debt.  LCM would expect to support any financing initiative designed to enhance shareholder value in that manner.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position

Page 8 of 14 Pages

and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.

     (a)           Lonestar

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Lonestar is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 52,419,241 Shares outstanding as of July 31, 2013, as reported by the Company in its Quarterly Report on its Form 10-Q for the period ended June 30, 2013 filed with the Securities and Exchange Commission on August 9, 2013.

(c)
The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by Lonestar in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
Cottonwood has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein. Simon and Wong are members of Cottonwood.

(e)	Not applicable.

      (b)           Cottonwood

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Cottonwood is incorporated herein by reference.

(c)	None.

(d)
Cottonwood has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein. Simon and Wong are members of Cottonwood.

(e)	Not applicable.

(c)	LCM

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for LCM is incorporated herein by reference.

(c)	None.

(d)
LCM has the power direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein.  Simon is the managing member of LCM and Wong is the chief financial officer of LCM.

Page 9 of 14 Pages

(e)	Not applicable.

      (d)           Simon and Wong

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each of Simon and Wong is incorporated herein by reference.

(c)	None.

(d)
Cottonwood has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein. LCM has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein. Simon and Wong are members of Cottonwood. Simon is the managing member of LCM and Wong is the chief financial officer of LCM.

(e)	Not applicable.

      The Shares reported hereby for Lonestar are owned directly by Lonestar.  Cottonwood, as the general partner of Lonestar, may be deemed to be a beneficial owner of all such Shares owned by Lonestar. LCM, as the investment adviser to Lonestar, may be deemed to be a beneficial owner of all such Shares owned by Lonestar. Each of Simon and Wong, as a member of Cottonwood and as the managing member and the chief financial officer, respectively, of LCM, may be deemed to be a beneficial owner of all such Shares owned by Lonestar.  Each of Cottonwood, LCM, Simon and Wong hereby disclaims any beneficial ownership of any such Shares.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.

    There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 10 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2013

LONESTAR PARTNERS, L.P.

By:  Cottonwood Capital GP LLC,
        its General Partner

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

COTTONWOOD CAPITAL GP LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

LONESTAR CAPITAL MANAGEMENT LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Chief Financial Officer

                    /s/ Yedi Wong
Yedi Wong, individually and as attorney-in-fact for Jerome L. Simon

The Power of Attorney executed by Jerome L. Simon authorizing Yedi Wong to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on June 2, 2009 by such Reporting Persons with respect to the Common Stock of Imperial Sugar Company, is hereby incorporated by reference.

Page 11 of 14 Pages

SCHEDULE A

LONESTAR PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)

7/19/2013	600,000 (P)	2.4413
7/22/2013	197,000 (P)	2.7586
7/23/2013	1,000,000 (P)	3.0441
7/24/2013	300,000 (P)	3.0264
7/29/2013	450,000 (P)	3.0380
8/12/2013	48,000 (P)	2.5954
10/22/2013	405,000 (P)	3.0413

Page 12 of 14 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d1(k)

Page 13 of 14 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  November 1, 2013

LONESTAR PARTNERS, L.P.

By:  Cottonwood Capital GP LLC,
        its General Partner

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

COTTONWOOD CAPITAL GP LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

LONESTAR CAPITAL MANAGEMENT LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Chief Financial Officer

                         /s/ Yedi Wong
Yedi Wong, individually and as attorney-in-fact for Jerome L. Simon

The Power of Attorney executed by Jerome L. Simon authorizing Yedi Wong to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on June 2, 2009 by such Reporting Persons with respect to the Common Stock of Imperial Sugar Company, is hereby incorporated by reference.

Page 14 of 14 Pages